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Family-friendyQuick biteBreakfastLunchFirst LocationLease SecuredGenerating RevenueExpanding LocationRenovating Location
I Eaze Eats - Express Wraps & Smoothies

Comfort Food Restaurant

Providence, RI
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INVESTMENT OPPORTUNITY
I Eaze Eats - Express Wraps & Smoothies is seeking investment to open our first location, purchase new equipment, and hire staff.
$500 INVESTED

 1

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Item 1 of 3
3 INVESTORS

There are 69 days remaining to invest. If the business does not receive an additional $24,500 by then, investors will be fully refunded.

The PitchTermsData RoomDiscussionInvestor PerksSEC FilingUnderstand Risks
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The Team
Christian Cameron-Haskins

Founder

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Business Overview

I Eaze Eats Express Wraps and Smoothes is a "delivery only" option kitchen (launching first location in Providence RI beginning of August) that services and operates to its customers through a "Cloud Kitchen" model. We cook quality, healthy quick-serve meal options, delivered with the touch of a button to reduce overhead costs and create delicious efficiency every step of the way.

The Pitch

I Eaze Eats - Express Wraps & Smoothies is seeking investment to open our first location, purchase new equipment, and hire staff.

"EAZE, FRESH, & EXPRESSED a world of possibilities"...

The Opportunity


One day my nose "caught" my mother making something in the kitchen that grabbed my attention. I asked her what she was making, she replied and said oh it a wrap with some leftover thanks giving meats and stuff, nothing crazy; I have a meeting and I'm starving but I don't want to make a big ol' plate to go so I made it into a wrap". The wrap contained a bed layer of mashed potatoes, Mac and Cheese, Roasted Turkey, and Ham all in a wrap.

I started to think, what if we take this idea and put this with what comes to mind to make great healthy tasting wraps?!  Ex: Philly Cheese-Steak Wraps, Fried Chicken & Mac Wraps, Chicken Stir Fry wraps and so on).

I took the idea and ran with it and launched I EAZE EATS - Express Wraps and Smoothies.

Business Overview

I EAZE EATS - EXPRESS WRAPS AND SMOOTHIES business model is very unique however very simple. We DO NOT operate as a "dine in" restaurant because of recent health and safety reasons. (Covid-19) We thought of a more useful, safe, and convenient way of servicing the people. We are a "delivery only" option kitchen (launching first location in Providence, RI beginning of August) that services and operate to its customers in what is called a "Cloud Kitchen". We do not exist in the physical brick and mortar world, instead we operate in the palm of your hand (Smartphone Devices Apple or Android) by choosing us from one of your favorite online Food Delivery platforms. (Ex: UberEats, DoorDash, Caviar, Grubhub and more)

I EAZE EATS - EXPRESS WRAPS AND SMOOTHIES concept is new, fresh and innovated and ready to be birth. However capital is needed to be raised to complete the following last tasks to get started

Purchasing Goods
Purchasing Equipment
Licensing
Hire Staff
Marketing Campaigns
Technology

and more!

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment Purchasing $12,300
Staffing $4,630
Purchasing Goods $3,000
Operations Cost (POS Systems, Banking Needs, Etc...) $2,570
Marketing $1,000
Mainvest Compensation $1,500
Total $25,000
Summary of Terms
Legal Business Name I Eaze Eats
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $20,000 invested
1.8×
Investment Multiple 1.5×
Business's Revenue Share 3.3%-4%
Minimum Investment Amount $100
Target Raise $25,000
Maximum Raise $30,000
Investment Round Close Date 10/14/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 1/1/2027
Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
Pre-Stage Construction.mov
Last Phase Construction before setup.mov
interior images .zip
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $219,000 $240,900 $257,763 $270,651 $278,770

Cost of Goods Sold $73,000 $80,300 $85,921 $90,217 $92,923
Gross Profit $146,000 $160,600 $171,842 $180,434 $185,847

EXPENSES

Rent $36,000 $36,900 $37,822 $38,767 $39,736
Utilities $22,200 $22,755 $23,323 $23,906 $24,503
Insurance $12,000 $12,300 $12,607 $12,922 $13,245
Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245
Legal & Professional Fees $12,000 $12,300 $12,607 $12,922 $13,245
Operating Profit $51,800 $64,045 $72,876 $78,995 $81,873
This information is provided by I Eaze Eats - Express Wraps & Smoothies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
Forecasted milestones

I EAZE EATS - express wraps and smoothies forecasts the following milestones:

Secured the lease in Providence, RI by July, 2020.
Hire for the following positions by July, 2020: Line Cook, Prep, Dishwasher
Achieve $80,000 revenue per year by 2021.
Achieve $50,000 profit per year by 2022.
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Wrap-A-Lots 's fundraising. However, Wrap-A-Lots may require additional funds from alternate sources at a later date.

No operating history

Wrap-A-Lots was established in June, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

Wrap-A-Lots is a newly established entity and has no history for prospective investors to consider.

The Company Might Need More Capital

I EAZE EATS - express wraps and smoothies might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wrap-A-Lots is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wrap-A-Lots , and the revenue of Wrap-A-Lots can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if Wrap-A-Lots fails to generate enough revenue, you could lose some or all of your money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Changes in Economic Conditions Could Hurt Wrap-A-Lots

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect I EAZE EATS - express wraps and smoothies financial performance or ability to continue to operate. In the event I EAZE EATS - express wraps and smoothies ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of I Eaze Eats - Express Wraps & Smoothies to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

I Eaze Eats - Express Wraps & Smoothies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. I Eaze Eats - Express Wraps & Smoothies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from I Eaze Eats - Express Wraps & Smoothies's core business or the inability to compete successfully against the with other competitors could negatively affect I Eaze Eats - Express Wraps & Smoothies's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in I Eaze Eats - Express Wraps & Smoothies's management or vote on and/or influence any managerial decisions regarding I Eaze Eats - Express Wraps & Smoothies. Furthermore, if the founders or other key personnel of I Eaze Eats - Express Wraps & Smoothies were to leave I Eaze Eats - Express Wraps & Smoothies or become unable to work, I Eaze Eats - Express Wraps & Smoothies (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which I Eaze Eats - Express Wraps & Smoothies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, I Eaze Eats - Express Wraps & Smoothies is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt I Eaze Eats - Express Wraps & Smoothies

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect I Eaze Eats - Express Wraps & Smoothies's financial performance or ability to continue to operate. In the event I Eaze Eats - Express Wraps & Smoothies ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither I Eaze Eats - Express Wraps &

Smoothies nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

I Eaze Eats - Express Wraps & Smoothies will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and I Eaze Eats - Express Wraps & Smoothies is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although I Eaze Eats - Express Wraps & Smoothies will carry some insurance, I Eaze Eats - Express Wraps & Smoothies may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, I Eaze Eats - Express Wraps & Smoothies could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect I Eaze Eats - Express Wraps & Smoothies's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of I Eaze Eats - Express Wraps & Smoothies's management will coincide: you both want I Eaze Eats - Express Wraps & Smoothies to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want I Eaze Eats - Express Wraps & Smoothies to act conservative to make sure they are best equipped to repay the Note obligations, while I Eaze Eats - Express Wraps & Smoothies might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If I Eaze Eats - Express Wraps & Smoothies needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with I Eaze Eats - Express Wraps & Smoothies or management), which is responsible for monitoring I Eaze Eats - Express Wraps & Smoothies's compliance with the law. I Eaze Eats - Express Wraps & Smoothies will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if I Eaze Eats - Express Wraps & Smoothies is significantly more successful than your initial expectations.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of I Eaze Eats - Express Wraps & Smoothies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by I Eaze Eats - Express Wraps & Smoothies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

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